Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(946)	$943	$2,144	$1,400	$533
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(56)	(49)	(61)	(60)	(99)

Income (loss) from continuing operations before income taxes and equity earnings	(1,002)	894	2,083	1,340	434

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	667	691	658	688	671
Rental expense representative of interest factor	13	15	21	22	16

Total fixed charges	680	706	679	710	687

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	58	33	53	48	113

Less:
Capitalized interest	(51)	(76)	(59)	(32)	(17)

Total earnings as adjusted	$(315)	$1,557	$2,756	$2,066	$1,217

Fixed charges	$680	$706	$679	$710	$687

Ratio of earnings to fixed charges	(b )	2.21	4.06	2.91	1.77

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.

(b)	Earnings are inadequate to cover fixed charges by $995 million.